FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 30, 2023

Ellie Quarles

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:	FEDERATED HERMES ETF TRUST (the “Registrant”) Federated Hermes Total Return Bond ETF (the “Fund”) 1933 Act File No. 333-258934 1940 Act File No. 811-23730

Dear Ms. Quarles:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on November 27, 2023 regarding its Post-Effective Amendment No. 8 under the Securities Act of 1933 and Amendment No. 9 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on August 31, 2023.

COMMENT 1. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

We note your response to Comment 1 and reissue that comment. Your response letter dated November 8, 2023, provided supplemental information about how the adviser would consider the items in its five-part decision making process and does not include a strategy to not invest in a particular type of security or not to borrow money. It appears that you should include that information in the Prospectus.

RESPONSE:

In light of the Staff’s further comment with respect to original Comment 9, the Registrant will further revise the disclosure added in its November 8, 2023, correspondence as follows (further additions bold and underlined):

“The Adviser utilizes a five-part decision making process, focusing on: (1) duration; (2) yield curve; (3) sector allocation; (4) security selection; and (5) currency management, called the Alpha Pod process. This five-part investment process is designed to capitalize on the depth of experience and focus of each of the Adviser’s fixed-income sector teams – government, corporate, mortgage-backed, asset-backed, high-yield and international. First, the Adviser lengthens or shortens portfolio duration from time to time based on its interest rate outlook. Second, the Adviser strategically positions the portfolio based on its expectations for changes in the relative yield of similar securities with different maturities. Third, the Adviser pursues relative value opportunities within the sectors in which the Fund may invest. Fourth, the Adviser selects individual securities within each sector that it believes may outperform a sector-specific index. Fifth, the Adviser monitors currency markets and off-shore macroeconomic and political trends which impact currency markets through interest rate differentials, inflation rates and investment flows. The Fund’s Adviser does not have a standard policy weighting to any of the five factors in its decision-making process but instead adjusts them in reacting to market conditions as appropriate.”

COMMENT 2. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

We note your response to Comment 2. Please clarify that you will continue to pay management fees to unaffiliated funds and add other operating expenses to unaffiliated investment companies.

Specifically, please add “and other operating expenses” in the sentence (addition underlined): “Investment companies incur certain expenses, such as management fees and other operating expenses, and, therefore, any investment by the Fund in shares of other investment companies will be subject to two layers of fees and expenses.”

In addition, please also add, “solely with respect to investments in affiliated Underlying Funds” in the sentence (addition underlined): “However, solely with respect to investments in affiliated Underlying Funds, to avoid charging duplicative management fees, the Adviser will waive and/or reimburse the Fund’s Management Fee in an amount equal to the net management fees charged by affiliated Underlying Funds to the Fund on the Fund’s net assets invested in the Underlying Funds.”

RESPONSE:

In response to the Staff’s further comments with respect to original Comment 11, the Registrant will further update its proposed disclosure as described above.

COMMENT 3. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

We note your response to Comment 3. In your prior response you included a different definition of “covenant-lite loan.” Please use that prior definition.

RESPONSE:

In response to the Staff’s further comments with respect to original Comment 14, the Registrant will further update its proposed disclosure, provided in response to Comment 14, as shown below (further additions bold and underlined):

“When selecting investments for the Fund, the Fund can invest in securities directly or in other investment companies, including, for example, funds advised by the Adviser or its affiliates (an “Underlying Fund”). These Underlying Funds may include funds which are not available for general investment by the public. The Underlying Funds in which the Fund invests are managed independently of the Fund and may incur additional expenses. The Fund may invest in mortgage-backed, high-yield and emerging market debt and bank loan Underlying Funds. ~~The bank loan~~ Certain of these Underlying Funds may hold significant investments in companies whose financial condition is uncertain, where the borrower has defaulted in the payment of interest or principal or in the performance of its covenants or agreements or that may be involved in bankruptcy proceedings, reorganizations or financial restructurings ~~(otherwise known as “covenant-lite loans”)~~. In addition, some of the loans in which an Underlying Fund may invest may be “covenant-lite” loans which do not include terms which allow the lender to control and track the performance of the borrower and declare a default if certain criteria are breached. At times, the Fund’s investment in Underlying Funds may be a substantial portion of the Fund’s portfolio.”

Questions on this letter or requests for additional information may be directed to me at (724) 720-8834 or Julie.Meyers@FederatedHermes.com.

Very truly yours,

/s/ Julie Meyers
Julie Meyers
Senior Paralegal